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                       FILING PURSUANT TO RULE 425 OF THE
                       SECURITIES ACT OF 1933, AS AMENDED

                        FILER: FIRST STATE BANCORPORATION

                SUBJECT COMPANY: FIRST COMMUNITY INDUSTRIAL BANK,
                     A SUBSIDIARY OF WASHINGTON MUTUAL, INC.

                      REGISTRATION STATEMENT NO. 333-91896

[LOGO]                                                   [LETTERHEAD]

                                  NEWS RELEASE

H. Patrick Dee                                           Brian C. Reinhardt
Chief Operating Officer                                  Chief Financial Officer
(505) 241-7102                                           (505) 241-7598


                First State Bancorporation Receives Fed Approval
                   to Acquire First Community Industrial Bank

         Albuquerque NM--July 25, 2002--First State Bancorporation (NASDAQ:FSNM) today announced that approval has been received from the Federal Reserve Bank of Kansas City for its acquisition of First Community Industrial Bank, a wholly owned indirect subsidiary of Washington Mutual, Inc. First Community is an industrial bank headquartered in Denver, Colorado. The acquisition may not be consummated before August 9, 2002, or after October 25, 2002, unless such period is extended by the Federal Reserve System. Previously, approval of the transaction was received from the State of New Mexico Financial Institutions Division, the Colorado Division of Banking, and the Utah Department of Financial Institutions.

         "The approval of the Federal Reserve Bank is another key step towards completion of our acquisition of First Community," commented President and Chief Executive Officer Michael R. Stanford. "Our management team is working diligently with the First Community staff on a detailed timeline of tasks to complete the transition process for this transaction," continued Stanford.

         First State expects to finance the transaction through the issuance of equity securities, in addition to the $25 million in trust preferred securities issued June 26, 2002. The acquisition of First Community is expected to close in the early part of the fourth quarter of 2002, with operational integration to follow soon after.

         First State Bancorporation is the only publicly traded New Mexico based commercial bank holding company. First State provides services to customers from a total of 21 locations in Albuquerque, Taos, Rio Rancho, Santa Fe, Los Lunas, Bernalillo, Placitas, Questa, Moriarty, Belen, and Pojoaque, New Mexico. On Thursday, July 25, 2002, First State's stock closed at $21.78 per share.

         This news release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, the discussions regarding prospects of the pending acquisition of First Community Industrial Bank and its financing include forward-looking statements. Other forward-looking statements can be identified by the use of forward-looking words such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates," or "anticipates" or the negative of those words or other comparable terminology. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statement. Some factors include fluctuations in interest rates, inflation, government regulations, loss of key personnel, faster or slower than anticipated growth, economic conditions, competition's responses to First State's marketing strategy, and competition in the geographic and business areas in which First State conducts its operations. Other factors are described in First State's filings with the Securities and Exchange Commission. First State is under no obligation to update any forward-looking statements.

         First State's news releases and filings with the Securities and Exchange Commission are available through the Investor Relations section of First State's website at www.fsbnm.com.